May 2, 2006

Dear Shareholder:

        The Annual General Meeting of the Shareholders of Stolt-Nielsen S.A. (the "Company") will be held on Friday, May 26, 2006 at 2:00 p.m., at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        In addition to the customary Agenda items, for corporate governance reasons this year the Board of Directors proposes amendments to the Company Articles of Incorporation (i) to reduce the authorized capital from the current 120 million Common Shares and 30 million Founder's Shares to 69 million Common Shares and 17.25 million Founder's Shares, and (ii) to provide that the Chairman of the Board of Directors of the Company shall be elected by the Shareholders of the Company from among the members of the Board of Directors.

        It is the Company's Board of Directors' intention to require the express approval of the Shareholders for any transaction involving a future issuance of Common Shares of the Company (other than exercise of stock options). The provisions with respect to validity of authorized capital and the related suppression of shareholders' preemptive rights will be effective on a "rolling" one-year basis (and as a consequence the previously-approved suppression of shareholders' preemptive rights through October 2009 will be withdrawn). Further details of these Agenda items can be found in the Report of the Board of Directors which is a part of this mailing.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including financial statements and auditors reports, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on March 28, 2006 will be entitled to vote at the Annual General Meeting.

        To assure your Common Shares are voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card so that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      Jacob Stolt-Nielsen
                      Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179